Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca

PRESS RELEASE

CHC completes sale of non-core operation

Wednesday, January 5, 2004, Vancouver, BC, Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it has completed the sale of Schreiner Canada Ltd, for net proceeds of CDN$6.8 million in cash, to Meggitt Trading Canada Inc, a subsidiary of Meggitt PLC.

Schreiner Canada, a non-core component of the Schreiner business segment, assembles, services and operates unmanned air, ground and sea vehicles and targets for training military forces and the defence industry from its base in Medicine Hat, AB, Canada.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,500 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
& Chief Financial Officer	Director of Communications
709-570-0567	604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.